Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Announces Royalty Interests on Timok Joint Venture Copper-Gold Properties in Serbia

Vancouver, British Columbia, February 4, 2014 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the acquisition of an uncapped 0.5% net smelter return (“NSR”) royalty covering Reservoir Minerals Inc.’s (“Reservoir” or “RMC”) share of minerals and metals mined from the “Brestovac” and “Jasikovo East” properties in Serbia. These properties occur in the Timok Magmatic Complex, and are included in the Timok Project joint venture between Reservoir (45%) and Freeport-McMoRan Exploration Corp. (“Freeport”) (55%). The Brestovac property hosts porphyry and epithermal copper-gold mineralization at the Cukaru Peki discovery, and the Jasikovo East property occurs to the north in the Timok copper-gold belt. Reservoir recently announced an initial NI 43-101 compliant resource estimate for the Cukaru Peki deposit. EMX congratulates Reservoir and Freeport on achieving this important milestone, as well as their continuing Timok Project exploration successes.

EMX’s royalty acquisition complements the Company’s existing royalty portfolio in Serbia, which includes the “Brestovac West” property located adjacent to Brestovac. Together, EMX’s Brestovac and Brestovac West royalty properties comprise RMC’s Brestovac-Metovnica exploration permit. EMX’s consolidation of the Brestovac, Brestovac West, and Jasikovo East Timok royalty properties strategically positions the Company to participate in ongoing discoveries in one of the richest copper-gold mineral belts in Europe.

EMX’s Timok Royalty Properties. The Brestovac and Jasikovo East (Durlan Potok) royalty was purchased from Euromax Resources Ltd. in 2013 for CAD $200,000. The 0.5% NSR royalty is proportionately reduced to RMC’s interest in the properties as Freeport earns-in by making exploration expenditures under the circumstances provided in the NSR agreement. The two royalty properties covered by the NSR agreement, along with the Company’s existing “Brestovac West” royalty property (2% NSR on gold and silver and 1% NSR on all other minerals), occur adjacent to and along trend from the world-class copper-gold mines of eastern Serbia’s Bor-Majdanpek mining complex.

Reservoir reported an initial resource estimate for the Cukaru Peki deposit’s High Sulphidation Epithermal (HSE) zone of copper-gold mineralization in a January 27, 2014 news release. According to Reservoir, the HSE inferred resource above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off was estimated to be “65.3 million tonnes (Mt) at an average grade of 2.6% copper and 1.5 grams per tonne (g/t) gold, or 3.5% copper-equivalent, containing 1.7 million tonnes (3.8 billion pounds) copper and 3.1 million ounces gold or 2.3 million tonnes (5.1 billion pounds) copper-equivalent.” Reservoir stated that the underlying porphyry type mineralization had not been modeled or included in the resource estimate “due to the lack of drill data and geometrical understanding.”

RMC also commented on the project’s upside exploration potential: “The extent of the associated porphyry copper-gold mineralization has not been determined and remains an important target for further definition drilling. Reconnaissance drilling elsewhere in the Brestovac-Metovnica Exploration Permit continues to intersect alteration and mineralization that provides encouragement for further discovery within the permit area.” Reservoir remarked that the discovery at Cukaru Peki “demonstrates the potential for additional blind discoveries within the Timok Magmatic Complex.”

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EMX’s Brestovac West royalty property is just 700 meters west of the Cukaru Peki discovery, and contains the Corridor Zone high-grade gold prospect and the Ogashu Kucajna epithermal gold occurrence. These targets illustrate the exploration potential described by Reservoir, and underscore the upside of EMX’s Timok Project royalty holdings. Brestovac West was conveyed by an earlier agreement between EMX and Reservoir (see EMX news release dated October 30, 2006).

Other EMX Royalty Portfolio Properties in Serbia. EMX also holds interests in the Deli Jovan, Plavkovo and Stara Planina royalty properties, sold to Reservoir in 2006 along with Brestovac West. As with Brestovac West, the terms of the sale for these other properties include uncapped NSR royalties payable to EMX at a rate of 2% for gold and silver, and 1% for all other metals.

  Deli Jovan is located in eastern Serbia, and covers an eight kilometer trend of shear-hosted mesothermal gold veins that include the historic Ginduša and Rusman gold mines. The property is in joint venture with AIM listed Orogen Gold Plc.

  Plavkovo occurs in southwest Serbia‘s Vardar Zone of epithermal and porphyry copper mineralization, and hosts outcropping gold-copper mineralization within an 800 meter long, east-west trending zone.

  Stara Planina hosts auriferous polymetallic vein and intrusion-related gold-copper targets. There was minor historic production from this mineralization in the 20th century.

The Deli Jovan, Plavkovo, and Stara Planina descriptions are based upon information provided by RMC at www.reservoirminerals.com.

EMX Prospect Generation and Royalty Growth Business Models. EMX’s initial portfolio of precious and base metal royalty properties in Serbia resulted from early stage prospect generation and subsequent organic royalty growth via the sale of the portfolio to Reservoir in 2006. The Company’s Timok Project JV royalty properties add strategic upside potential in an ongoing copper-gold discovery funded and aggressively being explored by Freeport, and occurring in the world-class Bor-Majdanpek district.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: Scott@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

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Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the nine-month period ended September 30, 2013 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2012 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com